EXHIBIT 99.1

Golar LNG Limited Interim results for the period ended March 31, 2023

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports a Q1 2023 Adjusted EBITDA1 of $84 million and a Net Loss attributable to Golar of $102 million, inclusive of non-cash mark-to-market charges1 of $188 million.
  Total Golar Cash1 of $1 billion, inclusive of $113 million of restricted cash.
  Based on strong balance sheet position and a solid operational cash flow outlook, Golar reinstates quarterly dividend and will distribute $0.25 per share for Q1 2023.
  Approved share buyback program of up to $150 million.
  Exited Cool Company Ltd. (“CoolCo”) investment by selling remaining 4.5 million shares raising net proceeds of $56 million.
  Reacquired New Fortress Energy Inc. (“NFE”) interest in Golar Hilli LLC for 4.1 million NFE shares and $100 million in cash and exited NFE investment by selling our remaining 1.2 million NFE shares for net proceeds of $46 million.
  Credit approval to improve terms of existing Hilli debt facility, reducing debt service cost.
  High-graded FLNG conversion candidate by agreeing to sell 1977 built LNG carrier Gandria for net proceeds of $15 million and exercising option to acquire 2004 built LNG carrier Fuji LNG targeted for conversion to a 3.5mtpa MKII FLNG.
  Signed Memorandum of Understanding (“MOU”) with Nigeria National Petroleum Corporation (“NNPC”) for joint development of potential FLNG opportunities.
  Repurchased $20 million of 2025 maturing Unsecured Bonds and secured approval for amendments to bond terms that increase financial flexibility.

FLNG Hilli: FLNG Hilli maintained its strong operational performance with 100% economic uptime throughout the quarter. On March 15, 2023, Golar completed the repurchase of NFE's interest in the FLNG Hilli, increasing Golar’s annual run-rate Distributable Adjusted EBITDA1 by approximately $70 million per year between January 1, 2023 and July 2026, and increasing our exposure to an anticipated re-contracting upside in the world’s best performing FLNG. Due to lower Brent oil and Dutch Title Transfer Facility (“TTF”) prices, Q1 2023 Distributable Adjusted EBITDA1 from FLNG Hilli decreased by $20 million from $114 million in Q4 2022 to $94 million in Q1 2023, of which Golar’s increased share was $88 million, compared to $86 million in Q4 2022.

In January 2023, Golar effectively unwound its 2023 and 2024 TTF hedges, locking in approximately $140 million of TTF hedged Distributable Adjusted EBITDA1 and re-gaining full market exposure to its TTF linked production. For the remainder of 2023 and 2024, the locked in TTF Distributable Adjusted EBITDA1, which will be additional to Golar’s share of tolling fees and market linked Brent oil and TTF fee exposure, will be allocated as follows:

    April-December 2023: 100% of TTF linked production unwound securing approximately $68 million of Distributable Adjusted EBITDA1 equivalent to approximately $23 million for each of quarters 2, 3 and 4; and
    Full year 2024: 50% of TTF linked production unwound securing approximately $49 million of Distributable Adjusted EBITDA1 equivalent to approximately $12 million per quarter in 2024.

The FLNG Hilli sale and leaseback facility lenders have agreed to reduce the facility margin and extend the amortization profile and duration. Following the credit approved changes, FLNG Hilli’s annual debt service cost will reduce from a current 2023 level of around $126 million to around $93 million. Golar’s 94.6% share of this amounts to $88 million, of which $40 million is principal and $48 million is interest. The new terms extend the facility maturity from 2028 to 2033, increasing financial flexibility in connection with re-contracting of the existing July 2026 expiring contract with Perenco. Subject to execution of customary documentation, the new terms are expected to become effective in Q3 2023.

FLNG Gimi: FLNG Gimi is now 94% technically complete. The yard departure date for FLNG Gimi has been postponed from 1H 2023 to Q3 2023 to allow for vessel completion and testing and a greater proportion of commissioning work to be performed in Singapore where requisite skills and resources are more accessible. The updated sail away timing is not expected to impact first feed gas on the Tortue project. As a result of project delays, pre-commissioning contractual cash flows under the Lease and Operate Agreement (“LOA”) have started. A LOA contract interpretation dispute regarding parts of these pre-commissioning contractual cash flows currently exists between Golar and BP, regarding payments due from BP to Golar as a result of the delays previously announced in 2020 related to force majeure claims. The dispute does not impact wider execution of the 20-year project that is expected to unlock around $3 billion of Adjusted EBITDA Backlog1 to Golar, equivalent to Annual Adjusted EBITDA1 of around $151 million.

FLNG business development: Golar signed a MOU with NNPC for joint development of FLNG opportunities in Nigeria. Following the signing of the MOU, both parties have allocated significant resources to initially develop a named gas field for a potential FLNG project. Material technical and commercial progress has been made. The MOU has a 5-year duration, with both parties’ ambition to explore potential for multiple FLNG projects to be deployed on proven stranded and associated gas fields in Nigeria.

NNPC is Africa’s largest oil producer and Nigeria’s most important energy stakeholder with a strategy to expand gas exports. Nigeria’s gas specifications and met-ocean conditions are ideally suited to Golar’s FLNG solutions.

Recent months have seen a significant increase in interest and momentum for re-contracting alternatives for FLNG Hilli. Several promising projects that have more attractive economics than the current contract are now being discussed. Golar continues to target commercial structures aligned with gas resource owners, focusing on attractive break-even production costs relative to competing global LNG export projects, with upside in commodity price linkage. With its leading operational track record and near-term availability, FLNG Hilli is uniquely positioned to monetize gas reserves. A fully utilized FLNG Hilli has annual revenue potential in excess of $1 billion based on current LNG forward curves, to be shared between gas resource owners and Golar. Concluding a new charter for FLNG Hilli is therefore a commercial priority for the company.

As a result of increasing momentum for new FLNG opportunities, Golar high-graded its FLNG conversion candidate by selling the Gandria and exercising its option to acquire the 148,000cbm moss design carrier Fuji LNG targeted for the MKII FLNG conversion project. Sale of the Gandria for net proceeds of $15 million is subject to the satisfaction of customary closing conditions and is expected to complete in the second half of 2023. Of the $73 million purchase price balance for Fuji LNG, $11 million will be paid in Q2 2023 with the remainder in early 2024, when Golar will take delivery of the vessel. With key long-lead items on order, focus is now on a yard EPC contract and financing. A final investment decision on the MKII project is linked to securing attractive finance and further visibility on a charter, with strong progress on both fronts during the quarter.

FSRU: Fees earned in respect of the Development Agreement to assist Snam with FSRU Tundra’s drydocking, site commissioning and hook-up amounted to $7 million in Q1 2023. Costs associated with the above are recognized as incurred and amounted to $18 million in Q1 2023, included in project development expenses.

Financial Summary

(in thousands of $)	Q1 2023	Q1 2022	% Change	Q4 2022	% Change
Net (loss)/income attributable to Golar LNG Ltd	(101,863)	345,182	(130)%	71,438	(243)%
Total operating revenues	73,968	72,938	1%	59,140	25%
Adjusted EBITDA[1]	84,148	89,657	(6)%	87,409	(4)%
Golar’s share of contractual debt [1]	1,151,781	1,743,747	(34)%	843,428	37%

Financial Review

Business Performance:

	2023	2022
	Jan-Mar	Oct-Dec	Jan-Mar
(in thousands of $)	Total	Total	Total
Net (loss)/income	(92,569)	67,070	410,014
Income taxes	252	(720)	360
Net (loss)/income before income taxes	(92,317)	66,350	410,374
Depreciation and amortization	12,577	12,432	13,725
Unrealized loss/(gain) on oil and gas derivative instruments	115,011	72,995	(168,059)
Realized and unrealized losses/(gains) on our investment in listed equity securities	62,308	(54,469)	(344,049)
Other non-operating income, net	(11,128)	(649)	(6,136)
Interest income	(11,482)	(8,212)	(33)
Interest expense	362	3,697	6,156
Losses/(gains) on derivative instruments	9,376	1,833	(31,536)
Other financial items, net	911	2,137	(614)
Net (income)/losses from equity method investments	(1,281)	(6,045)	1,056
Net (income)/loss from discontinued operations	(189)	(2,660)	208,773
Adjusted EBITDA(1)	84,148	87,409	89,657

	2023				2022
	Jan-Mar				Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,221	12,347	5,400	73,968	36,511	17,160	5,469	59,140
Vessel operating expenses	(15,643)	(2,664)	(266)	(18,573)	(15,202)	(1,718)	(1,965)	(18,885)
Voyage, charterhire & commission expenses	(150)	(19)	(67)	(236)	(150)	(9)	(111)	(270)
Administrative (expenses)/income	(50)	(10,017)	(1)	(10,068)	44	(7,579)	37	(7,498)
Project development expenses	(272)	(18,123)	—	(18,395)	(2,419)	(4,222)	(45)	(6,686)
Realized gain on oil and gas derivative instruments(2)	57,452	—	—	57,452	77,324	—	—	77,324
Other operating losses(3)	—	—	—	—	(15,716)	—	—	(15,716)
Adjusted EBITDA(1)	97,558	(18,476)	5,066	84,148	80,392	3,632	3,385	87,409

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

(3) The line item “Other operating (losses)/income” in the Unaudited Consolidated Statements of Operations includes FLNG Hilli’s underutilization of $15.7 million in Q4 2022, which together with $20.1 million included in “Liquefaction services revenue” amounts to $35.8 million..

	2022
	Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	62,894	6,809	3,235	72,938
Vessel operating expenses	(14,181)	(1,789)	(2,134)	(18,104)
Voyage, charterhire & commission (expenses)/income	(150)	(25)	(540)	(715)
Administrative expenses	(42)	(10,138)	(2)	(10,182)
Project development (expenses)/income	(1,540)	689	—	(851)
Realized gain on oil and gas derivative instruments	42,631	—	—	42,631
Other operating income	3,940	—	—	3,940
Adjusted EBITDA(1)	93,552	(4,454)	559	89,657

Golar reports today a Q1 2023 net loss attributable to Golar of $102 million, inclusive of non-cash mark-to-market charges1 of $188 million, comprised of:

  TTF and Brent oil of $115 million;
  Listed equity securities of $62 million; and
  Interest rate swaps of $11 million.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. A $20 million realized gain on the oil derivative instrument was recorded in Q1 2023. Golar has an effective 89.1% interest in these earnings. A Q1 2023 realized gain of $18 million was also recognized in respect of fees for the TTF linked production. Golar has an effective 89.4% interest in these earnings. A $19 million realized gain (100% of which is attributable to Golar) on the hedged component of the quarter’s TTF linked earnings was also recognized during the quarter. Collectively a $57 million Q1 2023 realized gain on oil and gas derivative instruments was recognized as a result.

The mark-to-market fair value of the FLNG Hilli Brent oil linked derivative asset decreased by $41 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the unaudited consolidated statement of operations. The mark-to-market fair value of the FLNG Hilli TTF natural gas derivative asset decreased by $74 million during the quarter with a corresponding unrealized loss of the same amount recognized in the unaudited statement of operations. A $1 million unrealized loss in respect of the hedged portion of the Q1 2023 TTF linked FLNG Hilli production was also recognized during the quarter. Collectively this resulted in a $115 million Q1 2023 unrealized loss on oil and gas derivative instruments.

During Q1 2023 Golar sold 1.2 million of its 5.3 million NFE shares and repurchased NFE’s interest in FLNG Hilli using its remaining 4.1 million NFE shares as part of the purchase price consideration. A decrease in the NFE share price between January 1, 2023 and March 15, 2023, when Golar’s re-acquisition of NFE’s interest in FLNG Hilli closed, resulted in the recognition of a Q1 2023 realized mark to market loss of $62 million. The fair value of these shares had decreased from $42.42 per share as of December 31, 2022 to $28.51 on March 15, 2023. Together with $11 million of dividend income from NFE, this collectively amounted to $51 million of other non-operating losses for the quarter.

Balance Sheet and Liquidity:

As of March 31, 2023, Total Golar Cash1 was $1.0 billion, comprised of $889 million of cash and cash equivalents and $113 million of restricted cash. Of the $131 million of restricted cash, $18 million is attributable to the FLNG Hilli consolidated lessor-owned VIE.

Within the $344 million current portion of long-term debt and short-term debt as at March 31, 2023 is $321 million in respect of the FLNG Hilli lessor-owned VIE subsidiary that Golar is required to consolidate. Having closed the repurchase of NFE’s interest in FLNG Hilli and assumed NFE’s share of Hilli debt, Golar’s share of Contractual Debt1 has increased to $1,152 million as of March 31, 2023. Deducting Total Golar Cash1 of $1.0 billion from Golar’s share of Contractual Debt1 of $1,152 million  leaves debt of $152 million.

During Q1 2023, Golar repurchased $4 million of the $300 million Unsecured Bonds, reducing the outstanding balance to $155 million as of March 31, 2023. In April, a further $16 million of the Unsecured Bonds were repurchased, reducing the outstanding balance to $139 million. On May 25, 2023, in return for a 3.75% fee, the remaining bondholders agreed to amend certain bond terms in order to allow for the earlier payment of dividends and for additional share buybacks.

Inclusive of $16 million of capitalized interest, $42 million was invested in FLNG Gimi during the quarter, with the total FLNG Gimi Asset under development balance as at March 31, 2023 amounting to $1.2 billion. Of this, $545 million was drawn against the $700 million debt facility secured by FLNG Gimi. Both the investment and debt drawn to date are reported on a 100% basis. Golar’s share of remaining capital expenditure to be funded out of equity, net of the Company’s share of remaining undrawn debt amounts to $181 million. Subsequent to the quarter end, a further $75 million was drawn down on the debt facility which now stands at $620 million.

Expenditure on long-lead items and engineering services for the MKII FLNG amounted to $75 million as of March 31, 2023, and is included in other non-current assets.

Corporate and Other Matters:

As at March 31, 2023, Golar had 107.4 million shares issued and outstanding. There were also 1.4 million outstanding stock options with an average price of $15.74, 0.2 million unvested restricted stock units, and 0.04 million unvested performance stock units awarded.

The Board of Directors has authorized a new share repurchase program under which the Company may repurchase up to $150 million of Golar’s outstanding stock. The Company intends to opportunistically repurchase shares from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. Share repurchases will be executed only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller’s decision to sell, with the timing and the amount of any repurchases being determined by an evaluation of market conditions, capital allocation alternatives, and other factors.

Golar’s Board of Directors has also approved a total dividend of $0.25 per share in respect of Q1 2023 to be paid on June 16, 2023. The record date will be June 12, 2023. The dividend has been set at a sustainable level that allows for potential for growth after Gimi has reached COD.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which our outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at March 31, 2023, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
- Accrued underutilization adjustment	Increases the comparability of our operational FLNG, Hilli from period to period and against the performance of other companies by removing the non-distributable income of Hilli, project development costs and the operating costs of the Gandria and Gimi.

Liquidity measures
Contractual debt (1)	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges +/-VIE consolidation adjustments +/-Deferred finance charges +/-Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with our competitors.
Total Golar debt	Total debt (current and non-current), net of deferred finance charges	'+/- Debt within liabilities held for sale net of deferred finance charges
+/-VIE consolidation adjustments
+/-Deferred finance charges
+/-Deferred finance charges within liabilities held for sale
		+/-Incremental debt arising from acquisition of NFE’s interest in Hilli	The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of Contractual Debt

Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure and represents the share of contracted fee income for executed contracts less forecast operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash mark-to-market charges: These comprise of mark-to-market (“MTM”) movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the (losses)/gains on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and net (losses)/gains on derivative instruments, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas
FSRU: Floating Storage Regasification Unit

MMBtu: Million British Thermal Units
MKI FLNG: Mark I FLNG
MKII FLNG: Mark II FLNG
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Contractual Debt

(in thousands of $)	March 31, 2023	December 31, 2022	March 31, 2022
Total debt (current and non-current) net of deferred finance charges	1,163,017	1,189,324	1,488,336
Total debt within liabilities held for sale net of deferred finance charges	—	—	472,558
VIE consolidation adjustments	167,184	152,134	285,107
Deferred finance charges	19,415	20,954	26,942
Deferred finance charges within liabilities held for sale	—	—	2,236
Total Contractual Debt	1,349,616	1,362,412	2,275,179
Less: Golar Partners’ (1), Keppel’s and B&V’s share of the FLNG Hilli contractual debt	(34,335)	(358,484)	(385,932)
Less: Keppel’s share of the Gimi debt	(163,500)	(160,500)	(145,500)
Golar’s share of Contractual Debt	1,151,781	843,428	1,743,747

Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

(1) On March 15, 2023, we completed the reacquisition of NFE’s Hilli Common Units of Hilli LLC. As a result GLNG’s share of FLNG Hilli’s contractual debt increased from 54.6% to 94.6%.

Total Golar Cash

(in thousands of $)	March 31, 2023	December 31, 2022	March 31, 2022
Cash and cash equivalents	889,410	878,838	207,035
Restricted cash and short-term deposits (current and non-current)	131,319	134,043	135,870
Less: VIE restricted cash and short-term deposits	(18,609)	(21,691)	(16,313)
Total Golar Cash	1,002,120	991,190	326,592

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) entered into in connection with the Greater Tortue/Ahmeyim Project (the “GTA Project”), including the timing of various project infrastructure deliveries to sites such as the floating production, storage and offloading unit and FLNG Gimi. Delays to contracted deliveries to sites could result in incremental costs to both parties to the LOA, delay commissioning works and the unlocking of FLNG Gimi adjusted EBITDA backlog1;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MKII”), one of our floating liquefaction natural gas vessel (“FLNG”) designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
  our ability to close the sale of the liquefied natural gas (“LNG”) carrier Gandria on a timely basis or complete the acquisition of LNG carrier Fuji LNG on a timely basis or at all;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the GTA Project) and other contracts to which we are a party;
  failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  our inability to expand our FLNG portfolio through our innovative FLNG growth strategy;
  our ability to meet our obligations under the liquefaction tolling agreement (the “LTA”) entered into in connection with the Hilli Episeyo (“FLNG Hilli”);
  our expectation that we make up the 2022 production shortfall pursuant to the LTA in 2023. Failure to achieve this will require settlement of the 2022 production shortfall liability as a reduction to our final billing in 2026;
  our ability to recontract the FLNG Hilli once her current contract ends, and other competitive factors in the FLNG industry;
  our ability to close potential future transactions in relation to equity interests in our vessels, including the Golar Arctic, FLNG Hilli and Gimi or to monetize our remaining equity holdings in Avenir LNG Limited (“Avenir”) on a timely basis or at all;
  increases in costs as a result of recent inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance;
  continuing volatility in the global financial markets, including but not limited to commodity prices and interest rates;
  changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc (“NFE”), Floating Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Italy’s SNAM group (“Snam”);
  the ability of NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes in our ability to retrofit vessels as FLNGs or floating storage and regasification units (“FSRUs”) and our ability to secure financing for such conversions on acceptable terms or at all;
  changes to rules and regulations applicable to LNG carriers, FLNGs or other parts of the LNG supply chain;
  changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
  a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
  global economic trends, competition and geopolitical risks, including impacts from the length and severity of future pandemic outbreak, rising inflation and the ongoing Ukraine and Russia conflict and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels and our ability to obtain financing on acceptable terms or at all;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2022, filed with the Commission on March 31, 2023 (the “2022 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement
We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the three months ended March 31, 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three months ended March 31, 2023, includes a fair review of important events that have occurred during the period and their impact on the interim unaudited consolidated financial statements, the principal risks and uncertainties for the remaining period of 2023 and major related party transactions.

May 30, 2023
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Interim results for the period ended March 31 2023 (https://ml-eu.globenewswire.com/Resource/Download/fd11ed22-783f-44ca-8eac-cf2bbe7d60c7)